As filed with the Securities and Exchange Commission on April [●], 2014
Registration No. 333-194473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virtu Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6200	32-0420206
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas A. Cifu
Chief Executive Officer
645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq.	Michael Kaplan, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Davis Polk & Wardwell LLP
1285 Avenue of the Americas	450 Lexington Avenue
New York, New York 10019-6064	New York, New York 10017
(212) 373-3000	(212) 450-4000

Approximate date of commencement of proposed sale to the public: **As soon as practicable after this Registration Statement becomes effective.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of ''large accelerated filer,'' ''accelerated filer'' and ''smaller reporting company'' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	24,119,726	$18.00	$434,155,068	$55,920

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.

(2) Includes 3,146,051 shares subject to the underwriters' option to purchase additional shares of Class A common stock.

(3) $12,880 of such fee was previously paid and the remaining amount of $43,040 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated April [•], 2014.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

20,973,675 Shares



Virtu Financial, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Virtu Financial, Inc. All of the 20,973,675 shares of Class A common stock being offered are being sold by the Company.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00.

Following this offering, Virtu Financial, Inc. will have four classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock will have one vote per share. The Class B common stock and the Class D common stock will have 10 votes per share. TJMT Holdings LLC, an affiliate of Mr. Vincent Viola, our Founder and Executive Chairman, and certain trusts for the benefit of the Viola family and others will hold all of our issued and outstanding Class D common stock after this offering and will control more than a majority of the combined voting power of our common stock. As a result, the Viola family will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

We intend to list the Class A common stock on The NASDAQ Stock Market LLC (''NASDAQ'') under the symbol ''VIRT.''

We will be a ''controlled company'' under the corporate governance rules for NASDAQ-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See ''Management — Controlled Company.''

We are an ''emerging growth company'' under the federal securities laws. Investing in our Class A common stock involves risks. See ''Risk Factors'' on page 25 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1) See ''Underwriting.''

The shares of Class A common stock are being offered through the underwriters on a firm commitment basis, subject to the terms and conditions of an underwriting agreement. To the extent that the underwriters sell more than 20,973,675 shares of Class A common stock, the underwriters have the option to purchase up to an additional 3,146,051 shares from us at the initial price to the public less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on , 2014.

Goldman, Sachs & Co. J.P. Morgan Sandler O'Neill + Partners, L.P.

Barclays BMO Capital Markets Citigroup Credit Suisse UBS Investment Bank

Evercore

Academy Securities CIBC Mizuho Securities Rosenblatt Securities

Prospectus dated , 2014.

Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the Silver Lake Post-IPO Stockholder will be based on the value of the Virtu Financial equity interests that we acquire, which will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

- all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial's non-voting common interest units, which we refer to as "Virtu Financial Units." The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by one of the Management Vehicles and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Vested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units will not be entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock (described below) for no consideration);

- we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

- the remaining members of Virtu Financial after giving effect to the reorganization transactions, other than us, whom we refer to collectively as the "Virtu Post-IPO Members," will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  - TJMT Holdings LLC and the Founder Trusts, whom we refer to collectively with TJMT Holdings LLC as the "Founder Post-IPO Members," will purchase 80,099,355 shares of our Class D common stock; and

  - certain investment funds and other entities affiliated with Silver Lake Partners, whom we refer to as the "Silver Lake Post-IPO Members," the Management Vehicles, the

Management Members and the other pre-IPO investors will purchase 42,791,216 shares of our Class C common stock; and

- the Founder Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

See ''Organizational Structure'' for further details.

After the completion of this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

- we intend to contribute $46.5 million of the net proceeds from this offering to Virtu Financial (or $69.8 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Virtu Financial, without reducing the number of Virtu Financial Units we receive), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million of the net proceeds from this offering, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock purchased as a result of such exercise to be purchased from the Silver Lake Equityholders), in each case at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

See ''Use of Proceeds'' and ''Certain Relationships and Related Party Transactions — Purchases from Equityholders'' for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:


Investors in this Offering
• Class A common stock
◦ 2.4% voting power
◦ 75.6% economic interest (15.2% economic interest in Virtu Financial LLC)
Silver Lake Post-IPO Stockholder
• Class A common stock
◦ 0.8% voting power
◦ 24.4% economic interest (4.9% economic interest in Virtu Financial LLC)
Virtu Financial, Inc.
Founder Post-IPO Members (TJMT Holdings LLC and the Founder Trusts)
• Class D common stock
◦ 93.2% voting power
◦ 0% economic interest
• Class C common stock*
◦ 3.6% voting power
◦ 0% economic interest
Silver Lake Post-IPO Members, Management Vehicles, Management Members and other Virtu Post-IPO Members
• Sole Managing Member
• Virtu Financial Units (held directly and indirectly)
◦ 20.1% economic interest
• Virtu Financial Units
◦ 0% voting power
◦ 58.0% economic interest
• Virtu Financial Units*
◦ 0% voting power
◦ 21.9% economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

* Includes 5,304,977 unvested Virtu Financial Units and corresponding shares of Class C common stock.

In connection with the reorganization transactions, we will be appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

Upon the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming no

exercise of the underwriters' option to purchase additional shares, we will hold approximately 20.1% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members will hold approximately 79.9% of the outstanding Virtu Financial Units and approximately 96.8% of the combined voting power of our outstanding common stock, the Silver Lake Post-IPO Stockholder will indirectly own (through us) a 4.9% equity interest in Virtu Financial and hold approximately 0.8% of the combined voting power of our common stock and the investors in this offering will indirectly own (through us) a 15.2% equity interest in Virtu Financial and hold approximately 2.4% of the combined voting power of our common stock. See ''Organizational Structure,'' ''Certain Relationships and Related Party Transactions'' and ''Description of Capital Stock'' for more information on the rights associated with our capital stock and the Virtu Financial Units.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners. In addition, as described above, we intend to use a portion of the net proceeds from this offering to repurchase (i) Class A common stock from the Silver Lake Post-IPO Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management. These acquisitions of interests in Virtu Financial will result in tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into tax receivable agreements that will obligate us to make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings. See ''Organizational Structure — Holding Company Structure and Tax Receivable Agreements'' and ''Certain Relationships and Related Party Transactions — Tax Receivable Agreements.''

New Revolving Credit Facility

We have obtained commitments from a syndicate of lenders, subject to customary conditions in addition to the consummation of this offering, to fund up to a new $100 million revolving credit facility, the proceeds of which will be available for general corporate purposes. This new revolving credit facility, which we refer to as the ''new revolving credit facility,'' will be implemented pursuant to an amendment to our senior secured credit facility, will be secured on a pari passu basis with the existing term loan under our senior secured credit facility and will be subject to the same financial covenants and negative covenants. Although we have obtained commitments for the new revolving credit facility, the commitments are subject to conditions (including termination) and there can be no assurance that we will successfully enter into the new revolving credit facility. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.''

Our Principal Equityholders

Following the reorganization transactions and this offering, the Founder Post-IPO Members will control approximately 93.2% of the combined voting power of our outstanding common stock (or 93.1% if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, the Founder

The Offering

Class A common stock outstanding before this offering . . . .

12,289,333 shares.

Class A common stock offered by us . . . .

20,973,675 shares.

Option to purchase additional shares . . . .

We have granted the underwriters the right to purchase an additional 3,146,051 shares of Class A common stock from us within 30 days from the date of this prospectus.

Class A common stock to be outstanding immediately after this offering . . . .

27,732,808 shares (75.6% of which would be owned by non-affiliates of the Company) (or 30,058,402 shares (80.2% of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If, immediately after this offering and the application of the net proceeds from this offering, all of the Virtu Post-IPO Members elected to exchange their Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as applicable, for shares of our Class A common stock or Class B common stock, as applicable, and any such shares of our Class B common stock were then converted into shares of Class A common stock, 138,121,080 shares of our Class A common stock would be outstanding (15.8% of which would be owned by non-affiliates of the Company) (or 139,591,669 shares (17.9% of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering . . . .

None.

Class C common stock to be outstanding immediately after this offering . . . .

30,288,917 shares (or 29,433,912 shares if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class C common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Members. When a Virtu Financial Unit, together with a share of our Class C common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class C common stock will be cancelled.

Class D common stock to be outstanding immediately after this offering	80,099,355 shares based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Founder Post-IPO Members. When a Virtu Financial Unit, together with a share of our Class D common stock, is exchanged for a share of our Class B common stock, the corresponding share of our Class D common stock will be cancelled.
Voting rights	Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of 3.2% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 3.5% if the underwriters exercise their option to purchase additional shares in full).
	Each share of our Class B common stock entitles its holder to 10 votes per share. Because no shares of Class B common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering, our Class B common stock will initially represent none of the combined voting power of our issued and outstanding common stock.
	Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of 3.6% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 3.4% if the underwriters exercise their option to purchase additional shares in full).
	Each share of our Class D common stock entitles its holder to 10 votes per share, representing an aggregate of 93.2% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 93.1% if the underwriters exercise their option to purchase additional shares in full).
	All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Upon the completion of this offering, our Class D common stock will be held exclusively by the Founder Post-IPO Members and our Class C common stock will be held by the Virtu Post-IPO Members other than the Founder Post-IPO Members. See ''Description of Capital Stock.''

Exchange/conversion	Virtu Financial Units held by the Founder Post-IPO Members, together with a corresponding number of shares of our Class D common stock, may be exchanged for shares of our Class B common stock on a one-for-one basis.
	Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Members, together with a corresponding number of shares of our Class C common stock, may be exchanged for shares of our Class A common stock on a one-for-one basis.
	Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.
	Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by a Founder Post-IPO Member or any of its affiliates or permitted transferees, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the Founder Post-IPO Members or any of their affiliates or permitted transferees own less than 25% of our issued and outstanding common stock. See ''Description of Capital Stock.''
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $331.6 million (or approximately $381.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions of approximately $25.0 million, based on an assumed initial offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:
	• we intend to contribute $46.5 million of the net proceeds from this offering to Virtu Financial (or $69.8 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Virtu Financial, without reducing the number of Virtu Financial Units we receive), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million of the net proceeds from this offering, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock purchased as a result of such exercise to be purchased from the Silver Lake Equityholders), in each case at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

See ''Use of Proceeds'' for further details.

Dividend policy . . . . Commencing with the fiscal quarter ending September 30, 2014, we intend to pay a quarterly dividend of $0.21 per share to holders of our Class A common stock. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in the credit agreement governing our senior secured credit facility, which we refer to as our ''credit agreement,'' business prospects and other factors that our board of directors considers relevant.

Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we will fund dividends by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us.

	Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Dividend Policy") distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on April 1, 2014 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution will be funded from cash on hand.
	See "Dividend Policy."
Proposed NASDAQ symbol	"VIRT."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

- shares issuable pursuant to stock options and restricted stock units with respect to an aggregate amount of 8,551,000 shares of Class A common stock that we expect to issue in connection with this offering under the Virtu Financial, Inc. 2014 Management Incentive Plan (the "2014 Management Incentive Plan"). See "Executive Compensation — IPO Equity Grants";

- additional shares issuable pursuant to stock options, restricted stock units or other equity-based awards with respect to an aggregate amount of 2,449,000 shares of Class A common stock, that we expect to remain available for issuance under the 2014 Management Incentive Plan following the completion of this offering. See "Executive Compensation—2014 Management Incentive Plan";

- shares of Class A common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class C common stock), and shares of Class B common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class D common stock); and

- shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock.

Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to 3,146,051 additional shares from us and (ii) an initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Results of Operations'' and our and Virtu Financial's audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(In thousands)	Pro Forma Year Ended Dec. 31, 2013	Years Ended Dec. 31, 2013	2012	2011
Consolidated Statements of Comprehensive Income Data(1):				
Revenues				
Trading income, net	$ 623,733	$ 623,733	$ 581,476	$ 449,360
Interest and dividends income	31,090	31,090	34,152	11,851
Technology services	9,682	9,682	—	—
Total revenues	664,505	664,505	615,628	461,211
Operating Expenses				
Brokerage, exchange and clearance fees, net	195,146	195,146	200,587	148,020
Communication and data processing	64,689	64,689	55,384	46,109
Employee compensation and payroll taxes	96,692	78,353	63,836	46,344
Interest and dividends expense	45,196	45,196	48,735	24,093
Operations and administrative	27,215	27,215	27,826	7,986
Depreciation and amortization	23,922	23,922	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	1,011	1,011	71,654	37,820
Acquisition cost	—	—	69	18,843
Acquisition related retention bonus	6,705	6,705	6,151	4,325
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	—	6,134	—
Debt issue cost related to debt refinancing(2)	10,022	10,022	—	—
Financing interest expense on senior secured credit facility	22,758	24,646	26,460	14,608
Total operating expenses	493,356	476,905	526,300	360,222
Income before income taxes	171,149	187,600	89,328	100,989
Provision for income taxes	(17,609)	(5,397)	(1,768)	(11,697)
Net income	$ 153,540	$ 182,203	$ 87,560	$ 89,292
Net income attributable to non-controlling interest	(132,436)	—	—	—
Net income attributable to Virtu Financial, Inc.	21,104	—	—	—
Basic and diluted earnings per share to Class A common stockholders:				
Basic	0.76	—	—	—
Diluted	0.76	—	—	—
Weighted average number of shares used in computing earnings per share:				
Basic	27,732,808	—	—	—
Diluted	27,732,808	—	—	—

(In thousands)	Pro Forma as of Dec. 31, 2013	As of Dec. 31, 2013	2012
Consolidated Statements of Financial Condition Data:			
Cash and cash equivalents	$ 36,858	$ 66,010	$ 39,978
Total assets	4,046,309	3,963,570	3,208,947
Senior secured credit facility	507,725	507,725	256,309
Total liabilities	3,666,342	3,510,282	2,518,712
Class A-1 redeemable membership interest(3)	—	250,000	250,000
Total members'/stockholders' equity	379,967	203,288	440,235

(In thousands)	Pro Forma Year Ended Dec. 31, 2013	Years Ended Dec. 31,		
		2013	2012	2011
Unaudited Financial Data:				
Adjusted Net Income(4)	$205,048	$ 215,372	$ 188,305	$ 157,700
EBITDA(4)	228,862	247,201	205,417	165,491
Adjusted EBITDA(4)	269,337	269,337	234,508	196,079
Adjusted Net Trading Income(5)	414,481	414,481	366,306	289,098
Operating margin(6)	49%	52%	51%	55%
Adjusted EBITDA margin(6)	65%	65%	64%	68%

(1)   The Madison Tyler Transactions occurred on July 8, 2011, and as a result the consolidated statement of comprehensive income data for the year ended December 31, 2011 are not necessarily comparable to the consolidated statement of comprehensive income data for each of the other historical periods presented. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Components of Our Operating Results — Acquisition and Purchase Accounting — Madison Tyler Transactions.

(2)   In connection with the Madison Tyler Transactions, we borrowed $320.0 million under our original senior secured credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(3)   The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

(4)   ''Adjusted Net Income'' measures our operating performance by adjusting net income to exclude amortization of purchased intangibles and acquired capitalized software, debt issue cost related to debt refinancing, impairment of intangible assets, lease abandonment, acquisition cost, terminated transaction fees and expenses, severance, acquisition related retention bonus and stock-based compensation expense. ''EBITDA'' measures our operating performance by adjusting net income to exclude financing interest expense on senior secured credit facility, debt issue cost related to debt refinancing, depreciation and amortization, amortization of purchased intangibles and acquired capitalized software and income tax expense, and ''Adjusted EBITDA'' measures our operating performance by further adjusting EBITDA to exclude impairment of intangible assets, lease abandonment, terminated transaction fees and expenses, severance, acquisition related retention bonus and stock-based compensation expense. Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. In addition, Adjusted Net Income, EBITDA and Adjusted EBITDA or similar non-GAAP measures are used by research analysts, investment bankers and lenders to assess our operating performance. Management believes that the presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Income, EBITDA and Adjusted EBITDA provide indicators of general economic performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period. Furthermore, our credit agreement contains covenants and other tests based on metrics similar to Adjusted EBITDA. Other companies may define Adjusted Net Income or Adjusted EBITDA differently, and as a result our measures of Adjusted Net Income and Adjusted EBITDA may not be directly comparable to those of other companies. Although we use Adjusted Net Income, EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted Net Income, EBITDA and Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted Net Income and our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

• they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

• our EBITDA-based measures do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirement for such replacements or improvements;

- they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

- they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

- they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us.

Because of these limitations, Adjusted Net Income, EBITDA and Adjusted EBITDA are not intended as alternatives to net income (loss) as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted Net Income, EBITDA and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles net income to Adjusted Net Income:

(In thousands)	Pro Forma Year Ended Dec. 31, 2013	Years Ended Dec. 31, 2013	2012	2011
Net income	$153,540	$182,203	$ 87,560	$ 89,292
Amortization of purchased intangibles and acquired capitalized software	1,011	1,011	71,654	37,820
Debt issue cost related to debt refinancing	10,022	10,022	—	—
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	—	6,134	—
Acquisition cost	—	—	69	18,843
Terminated transaction fees and expenses(a)	—	—	4,727	—
Severance(b)	1,990	1,990	2,123	—
Acquisition related retention bonus	6,705	6,705	6,151	4,325
Stock-based compensation	31,780	13,441	8,398	7,420
Adjusted Net Income	$205,048	$215,372	$188,305	$157,700

(a) Represents $4.7 million expense incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

(b) Represents expense of $2.0 million and $2.1 million incurred for the years ended December 31, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.

The following table reconciles net income to EBITDA and Adjusted EBITDA:

(In thousands)	Pro Forma Year Ended Dec. 31, 2013	Years Ended Dec. 31, 2013	2012	2011
Net income	$153,540	$182,203	$ 87,560	$ 89,292
Financing interest expense on senior secured credit facility	22,758	24,646	26,460	14,608
Debt issue cost related to debt refinancing	10,022	10,022	—	—
Depreciation and amortization	23,922	23,922	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	1,011	1,011	71,654	37,820
Income tax expense	17,609	5,397	1,768	11,697
EBITDA	$228,862	$247,201	$205,417	$165,491
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	—	6,134	—
Acquisition cost	—	—	69	18,843
Terminated transaction fees and expenses(a)	—	—	4,727	—
Severance(b)	1,990	1,990	2,123	—
Acquisition related retention bonus	6,705	6,705	6,151	4,325
Stock-based compensation	31,780	13,441	8,398	7,420
Adjusted EBITDA	$269,337	$269,337	$234,508	$196,079

(a)   Represents $4.7 million expense incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

(b)   Represents expense of $2.0 million and $2.1 million incurred for the years ended December 31, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.

(5)   ''Adjusted Net Trading Income'' is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is volume levels. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

We are controlled by the Founder Post-IPO Members, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the Founder Post-IPO Members will control approximately 93.2% of the combined voting power of our common stock (or 93.1% if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of its ownership of our Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders.

The Founder Post-IPO Members will have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Members, even if such events are in the best interests of minority stockholders. This concentration of voting power with the Founder Post-IPO Members may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class B common stock and Class D common stock each have 10 votes per share on matters submitted to a vote of our stockholders, the Founder Post-IPO Members will be able to control our Company as long as they own at least 25% of our issued and outstanding common stock.

The Founder Post-IPO Members' interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because the Founder Post-IPO Members hold part of their economic interest in our business through Virtu Financial, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, the Founder Post-IPO Members may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions — Tax Receivable Agreements." In addition, pursuant to the Exchange Agreement described under "Certain Relationships and Related Party Transactions — Exchange Agreement," the holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock will not be required to participate in a proposed sale of our Company that is tax-free for our stockholders unless the transaction is also tax-free for such holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock. This requirement could limit structural alternatives available to us in any such proposed transaction and could have the effect of discouraging transactions that might benefit you as a holder of shares of our Class A common stock. See "Certain Relationships and Related Party Transactions — Exchange Agreement." In addition, the Founder Post-IPO Members' significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In addition, in connection with the reorganization transactions, we expect to succeed to future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Members, the Management Vehicles, the Management Members and other post-IPO investors, other than affiliates of Silver Lake Partners, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners in the reorganization transactions or in any future offering, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver lake Partners (iii) any net operating losses available to us as a result of the merger of Silver Lake Corp with and into Virtu Merger Sub, with Virtu Merger Sub surviving, and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefits described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases will aggregate approximately $151.3 million and range from approximately $5.8 million to $13.7 million per year over the next 15 years (or $157.5 million and range from approximately $6.0 million to $14.3 million per year over the next 15 years if the underwriters exercise in full their option to purchase additional Class A common stock). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the "IRS") to challenge the tax basis increases or other benefits arising under the tax

receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to this Offering and Our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

Upon the consummation of this offering, we will have 27,732,808 shares of Class A common stock (or 30,058,401 shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding 8,551,000 shares of Class A common stock underlying outstanding stock options and restricted stock units and, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), 110,388,272 shares of Class A common stock issuable upon potential

44

exchanges and/or conversions. Of these shares, the 20,973,675 shares sold in this offering (or 24,119,726 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act. Upon the completion of this offering, the remaining 117,147,405 outstanding shares of Class A common stock, including shares issuable upon exchange and/or conversion (or 115,471,943 shares if the underwriters exercise their option to purchase additional shares in full), will be deemed ''restricted securities,'' as that term is defined under Rule 144 of the Securities Act. Immediately following the consummation of this offering, the holders of these remaining 117,147,405 shares of our Class A common stock, including shares issuable upon exchange or conversion as described above (or 115,471,943 shares if the underwriters exercise their option to purchase additional shares in full) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter ''lock-up'' period pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. See ''Shares Available for Future Sale.''

We intend to file a registration statement under the Securities Act registering 11,000,000 shares of our Class A common stock reserved for issuance under our 2014 Management Incentive Plan, and we will enter into the Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to the Founder Post-IPO Members and the Silver Lake Equityholders and piggyback registration rights to certain of the other Virtu Post-IPO Members. See ''Shares Available for Future Sale'' for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (''Sarbanes-Oxley'') and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act (the ''JOBS Act''), our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2015. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. In connection with the audit of our consolidated financial statements for the year ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. This material weakness related to our inability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources and level of technical accounting expertise within the accounting function. Although we have hired senior accounting and finance employees, reallocated existing internal resources and retained third-party consultants to help enhance our internal controls over financial reporting following reviews of our accounting and finance function conducted by members of senior management and by a third-party consultant, there can be no assurance that we will remediate this material weakness or avoid future weaknesses or deficiencies. Any failure to remediate this material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports

without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

Because the initial public offering price per share of Class A common stock is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions, our entry into the tax receivable agreements, the sale of the 20,973,675 shares of Class A common stock we have offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the net proceeds therefrom, our pro forma net tangible book value as of December 31, 2013, would have been a deficit of 372.1 million, or $(2.75) per share of Class A common stock and Class B common stock (assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock and Class B common stock, as applicable, on a one-for-one basis). This value represents an immediate dilution in net tangible book value of $19.44 per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under "Dilution."

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of NASDAQ, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We will be required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action.

Our anticipated reliance on exemptions from certain disclosure requirements under the JOBS Act may deter trading in our Class A common stock.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- provide an auditor attestation and report with respect to management's assessment of the effectiveness of our internal controls over financial reporting pursuant to section 404(b) of the Sarbanes-Oxley Act;
- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's

determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

- all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by Virtu Employee Holdco and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Vested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units will not be entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock for no consideration);

- we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

- the Virtu Post-IPO Members will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  - the Founder Post-IPO Members will purchase 80,099,355 shares of our Class D common stock; and

  - the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and the other Virtu Post-IPO Members will purchase 42,791,216 shares of our Class C common stock;

- the Founder Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

Certain Virtu Pre-IPO Members desire that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Virtu Financial until such time in the future as they may elect to exchange their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) with Virtu Financial for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

After the completion of this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

- we intend to contribute $46.5 million of the net proceeds from this offering to Virtu Financial (or $69.8 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Virtu Financial, without reducing the number of Virtu Financial Units we receive), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million of the net proceeds from this offering, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock purchased as a result of such exercise to be purchased from the Silver Lake Equityholders), in each case at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

See ''Use of Proceeds'' for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:


Investors in this Offering
Silver Lake Post-IPO Stockholder
• Class A common stock
○ 2.4% voting power
○ 75.6% economic interest (15.2% economic interest in Virtu Financial LLC)
• Class A common stock
○ 0.8% voting power
○ 24.4% economic interest (4.9% economic interest in Virtu Financial LLC)
Virtu Financial, Inc.
Founder Post-IPO Members (TJMT Holdings LLC and the Founder Trusts)
• Class D common stock
○ 93.2% voting power
○ 0% economic interest
• Class C common stock*
○ 3.6% voting power
○ 0% economic interest
Silver Lake Post-IPO Members, Management Vehicles, Management Members and other Virtu Post-IPO Members
• Sole Managing Member
• Virtu Financial Units (held directly and indirectly)
○ 20.1% economic interest
• Virtu Financial Units
○ 0% voting power
○ 58.0% economic interest
• Virtu Financial Units*
○ 0% voting power
○ 21.9% economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

* Includes 5,304,977 unvested Virtu Financial Units and corresponding shares of Class C common stock.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

- we will be appointed as the sole managing member of Virtu Financial and will directly or indirectly hold 27,732,808 Virtu Financial Units, constituting 20.1% of the outstanding equity interests in Virtu Financial (or 30,058,402 Virtu Financial Units, constituting 21.5% of the outstanding equity interests in Virtu Financial if the underwriters exercise their option to purchase additional shares in full);
- the Founder Post-IPO Members will hold an aggregate of 80,099,355 shares of our Class D common stock and 80,099,355 Virtu Financial Units, constituting 58.0% of the outstanding equity interests in Virtu Financial (or 80,099,355 shares of Class D common stock and 80,099,355 Virtu Financial Units, constituting 57.4% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 93.3% of the combined voting power in us (or 93.1% if the underwriters exercise their option to purchase additional shares in full);
- the Silver Lake Post-IPO Stockholder and the Silver Lake Post-IPO Members (collectively, the ''Silver Lake Equityholders'') will hold an aggregate of 6,759,133 shares of our Class A common stock, 7,043,748 shares of our Class C common stock and 13,802,881 Virtu Financial Units, representing directly and indirectly 10.0% of the outstanding equity interests in Virtu Financial (or 5,938,676 shares of Class A common stock, 6,188,743 shares of

Class C common stock and 12,127,419 Virtu Financial Units, representing directly and indirectly 8.7% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.6% of the combined voting power in us (or 1.4% if the underwriters exercise their option to purchase additional shares in full);

- the Management Vehicles will hold, subject to the vesting restrictions described above, an aggregate of 13,300,008 shares of our Class C common stock and 13,300,008 Virtu Financial Units, constituting 9.6% of the outstanding equity interests in Virtu Financial (or 13,300,008 shares of Class C common stock and 13,300,008 Virtu Financial Units, constituting 9.5% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.6% of the combined voting power in us (or 1.6% if the underwriters exercise their option to purchase additional shares in full);

- the other Virtu Post-IPO Members, including the Management Members and other pre-IPO investors, will hold, subject to the vesting restrictions described above, an aggregate of 9,945,161 shares of our Class C common stock and 9,945,161 Virtu Financial Units, constituting 7.2% of the outstanding equity interests in Virtu Financial (or 9,945,161 shares of Class C common stock and 9,945,161 Virtu Financial Units, constituting 7.1% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.2% of the combined voting power in us (or 1.2% if the underwriters exercise their option to purchase additional shares in full); and

- our public stockholders will collectively hold 20,973,675 shares of our Class A common stock, representing 2.4% of the combined voting power in us and indirectly representing (through us) 15.2% of the equity interest in Virtu Financial (or 24,119,726 shares, 2.8% and 17.3%, respectively, if the underwriters exercise their option to purchase additional shares in full).

Holding Company Structure and Tax Receivable Agreements

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our ownership interests in Virtu Financial, which we will hold directly and indirectly. The number of Virtu Financial Units we will own, directly or indirectly, at any time will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Virtu Financial Unit that we own will correspond to one share of our Class A common stock or Class B common stock, and the total number of Virtu Financial Units owned directly or indirectly by us and the holders of our Class C common stock and Class D common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Virtu Financial Units.

We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from Silver Lake Corp in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to the Silver Lake Post-IPO Stockholder. In addition, as described above, we intend to use a portion of the net proceeds from this offering to repurchase (i) Class A common stock from the Silver Lake Post-IPO Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management. These acquisitions of

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $331.6 million, after deducting underwriting discounts and commissions of approximately $25.0 million, based on an assumed initial offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters' option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $381.3 million of net proceeds based on an assumed initial offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $46.5 million of the net proceeds from this offering to Virtu Financial (or $69.8 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Virtu Financial, without reducing the number of Virtu Financial Units we receive). Virtu Financial will contribute such net proceeds to its subsidiaries. We have broad discretion as to the application of such net proceeds to be used for working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Prior to application, we may hold any such net proceeds in cash or invest them in short-term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

We intend to use the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million of the net proceeds from this offering, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock purchased as a result of such exercise to be purchased from the Silver Lake Equityholders), in each case at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our 5% equityholders, directors and executive officers will receive a portion of the proceeds pursuant to these repurchases, but none of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. See ''Certain Relationships and Related Party Transactions — Purchases from Equityholders.''

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the amount of proceeds to us from this offering available to purchase shares of Class A common stock and Virtu Financial Units by $16.8 million and for working capital and general corporate purposes by $2.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)   Includes a special distribution of $98.4 million to the members of Virtu Financial, representing the incremental proceeds from the most recent refinancing of our senior secured credit facility in November 2013.

In January 2014, Virtu Financial made additional cash distributions to its equityholders in an aggregate amount of $25.0 million, and prior to the consummation of this offering we expect Virtu Financial to make further cash distributions to its equityholders aggregating $50.7 million. We refer to these distributions collectively as the ''Pre-IPO Distributions.''

In addition, during years ended December 31, 2006 through 2010, Virtu Financial and Madison Tyler Holdings regularly declared and paid significant cash distributions to their respective members, in an aggregate amount of $813.6 million.

Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on April 1, 2014 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. ''Operating cash flow'' refers to Virtu Financial's Available Cash Flow (as defined in Virtu Financial's existing limited liability company agreement), which includes Virtu Financial's consolidated net income, adjusted to exclude non-cash items, extraordinary or one-time items and any non-cash compensation expense related to any equity interests issued under any management equity plan. We expect this distribution will be funded from cash on hand.

Following the consummation of this offering, our board of directors intends to continue our policy of returning excess cash to our stockholders. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to pay dividends annually, in the aggregate, of between 60% and 100% of our annual net income. We expect that our first dividend will be paid in the third quarter of 2014 (in respect of the second quarter of 2014) and will be $0.21 per share of our Class A common stock. We intend to fund our initial dividend, as well as any future dividends, from our portion of distributions made by Virtu Financial, from its available cash generations from operations. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, regulatory restrictions, business prospects and other factors that our board of directors considers relevant.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to increase this regular dividend and/or declare and pay periodic special dividends to our stockholders. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant.

Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we intend to fund our initial dividend and any future dividends by causing Virtu Financial, in our capacity as its sole managing member, to make distributions to its equityholders, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under "Organizational Structure" and the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

- the sale of 20,973,675 shares of our Class A common stock in this offering at an assumed public offering price of $17.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters' discounts and commissions and the estimated offering expenses;

- the application of the net proceeds of this offering as described under "Use of Proceeds"; and

- the Pre-IPO Distributions.

This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

| | As of December 31, 2013 | | |
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$ 66,010	$ 66,010	$ 36,858
Total long-term indebtedness	507,725	507,725	507,725
Class A-1 redeemable membership interest	250,000	—	—
Equity:			
Class A-1 membership interest . . .	19,648	—	—
Class A-2 membership interest . . .	256,340	—	—
Class A common stock, par value $0.00001 per share	—	—	—
Class B common stock, par value $0.00001 per share	—	—	—
Class C common stock, par value $0.00001 per share	—	—	—
Class D common stock, par value $0.00001 per share	—	1	1
Additional paid-in capital	—	120,309	107,074
Accumulated deficit	(74,027)	(13,386)	(32,110)
Accumulated comprehensive income	1,327	1,327	1,327
Non-controlling interest	—	312,284	303,675
Total members'/stockholders' equity	203,288	420,535	379,967
Total capitalization	$961,013	$928,260	$887,692

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $19.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange and/or conversion).

Our pro forma net tangible book value as of December 31, 2013 would have been a deficit of approximately $372.1 million, or $(2.75) per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the Pre-IPO Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

After giving effect to the reorganization transactions, the Pre-IPO Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to the sale of 20,973,675 shares of Class A common stock in this offering at the assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering (including the contribution of $46.5 million of the net proceeds from this offering to Virtu Financial in exchange for 2,941,176 Virtu Financial Units, and the use of the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management), our pro forma as adjusted net tangible book value would have been a deficit of approximately $337.0 million, or $(2.44) per share, representing an immediate increase in net tangible book value of $0.31 per share to existing equityholders and an immediate dilution in net tangible book value of $19.44 per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$17.00
Pro forma net tangible book value per share as of December 31, 2013(1)	$ (2.75)
Increase in pro forma net tangible book value per share attributable to new investors	0.31
Pro forma adjusted net tangible book value per share after this offering(2)	(2.44)
Dilution in pro forma net tangible book value per share to new investors .	$19.44

---

(1) Reflects 135,179,904 outstanding shares of Class A common stock and Class B common stock, including (i) 80,099,355 shares of Class B common stock issuable upon the exchange of the Virtu Financial Units and shares of Class D common stock to be held by the Founder

Post-IPO Members immediately prior to this offering, (ii) 12,289,333 shares of Class A common stock to be held by the Silver Lake Post-IPO Stockholder immediately prior to this offering and (iii) 42,791,216 shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and shares of Class C common stock to be held by the Virtu Post-IPO Members other than the Founder Post-IPO Members immediately prior to this offering.

(2) Reflects 138,121,080 outstanding shares, consisting of (i) 20,973,675 shares of Class A common stock to be issued in this offering and (ii) the 135,179,904 outstanding shares described in note (1) above less the 5,530,200 shares of Class A common stock to be repurchased from the Silver Lake Post-IPO Stockholder and the 12,502,299 shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and corresponding shares of common stock to be repurchased from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering.

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $19.5 million and the dilution per share to new investors by $0.14, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of December 31, 2013, the number of shares of Class A common stock and Class B common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A and Class B Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders(1)	117,147,405	84.8%	$1,270,389,308	78.1%	$10.84
New investors(2)	20,973,675	15.2	356,552,468	21.9	17.00
Total	138,121,080	100%	$1,626,941,776	100%	

(1) Reflects approximately $1,270.4 million of consideration paid by existing equityholders in respect of shares of Class A common stock, Class B common stock and Virtu Financial Units (together with corresponding shares of Class C common stock and Class D common stock), net of $306.6 million of consideration paid by (i) the Silver Lake Post-IPO Stockholder in respect of 5,530,200 shares of Class A common stock and (ii) certain of the Virtu Post-IPO Members in respect of 12,502,299 Virtu Financial Units and corresponding shares of common stock, which, in each case, we intend to repurchase using a portion of the net proceeds from this offering. The approximately $1,270.4 million of consideration paid consists of (a) a contribution by the Silver Lake Pre-IPO Member and a Founder Pre-IPO Member of

$269.6 million in the aggregate in July 2011 in connection with the Madison Tyler Transactions, (b) a contribution in the form of rollover equity in an amount equal to a $950.2 million contribution by various Virtu Pre-IPO Members in July 2011 in connection with the Madison Tyler Transactions and (c) deemed contributions of $50.6 million in the aggregate in respect of vested awards of Class A-2 profits interests.

(2)   Includes 20,973,675 shares of Class A common stock to be sold in this offering, the net proceeds of which we intend to use to (i) make a contribution to Virtu Financial in exchange for Virtu Financial Units, as described under ''Use of Proceeds,'' and (ii) repurchase shares of Class A common stock and Virtu Financial Units together with corresponding shares of common stock from the Silver Lake Post-IPO Stockholder and certain of the Virtu Post-IPO Members, respectively, as described in note (1) above.

To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $19.5 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Virtu Financial, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Income
Year Ended December 31, 2013

(In thousands, except per share data)	Actual	Adjustments for the Reorganization Transactions Other than Tax Receivable Agreements	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Revenues:						
Trading income, net	$ 623,733	—	—	$623,733	—	$ 623,733
Interest and dividends income	31,090	—	—	31,090	—	31,090
Technology services	9,682	—	—	9,682	—	9,682
Total revenue	664,505	—	—	664,505	—	664,505
Operating Expenses:						
Brokerage, exchange and clearance fees, net	195,146	—	—	195,146	—	195,146
Communication and data processing	64,689	—	—	64,689	—	64,689
Employee compensation and payroll taxes	78,353	—	—	78,353	18,339 (a)	96,692
Interest and dividends expense	45,196	—	—	45,196	—	45,196
Operations and administrative	27,215	—	—	27,215	—	27,215
Depreciation and amortization	23,922	—	—	23,922	—	23,922
Amortization of purchased intangibles and acquired capitalized software	1,011	—	—	1,011	—	1,011
Acquisition related retention bonus	6,705	—	—	6,705	—	6,705
Debt issue cost related to debt refinancing	10,022	—	—	10,022	—	10,022
Financing interest expense on senior secured credit facility	24,646	—	—	24,646	(1,888) (b)	22,758
Total operating expenses	476,905	—	—	476,905	16,451	493,356
Income before income taxes	187,600	—	—	187,600	(16,451)	171,149
Provision for income taxes	5,397	6,619 (c)	6,767 (c)	18,783	(1,174)(c)	17,609
Net income	$ 182,203	(6,619)	(6,767)	168,817	(15,277)	153,540
Net income attributable to non-controlling interest	—	—	—	—	(132,436)(d)	(132,436)
Net income attributable to Virtu Financial, Inc.	182,203	$(6,619)	$(6,767)	$168,817	$(147,713)	$ 21,104
Basic and diluted earnings per share of Class A Common stockholders:						
Basic	—				(e)	$ 0.76
Diluted	—				(e)	$ 0.76
Weighted average number of shares used in computing earnings per share						
Basic	—				(e)	27,732,808
Diluted	—				(e)	27,732,808

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition

As of December 31, 2013

(In thousands, except per interest and share data)	Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions involving Silver Lake Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Assets							
Cash and cash equivalents	$ 66,010	—	—	—	$ 66,010	(29,152)(f)(g)	$ 36,858
Securities borrowed	708,103	—	—	—	708,103	—	708,103
Securities purchased under agreements to resell	162,608	—	—	—	162,608	—	162,608
Receivables from broker-dealers and clearing organizations . . .	427,741	—	—	—	427,741	—	427,741
Trading assets, at fair value:							
Financial instruments owned . .	1,388,234	—	—	—	1,388,234	—	1,388,234
Financial instruments owned and pledged	415,179	—	—	—	415,179	—	415,179
Property, equipment and capitalized software (net of accumulated depreciation) . . .	37,585	—	—	—	37,585	—	37,585
Goodwill	715,379	—	—	—	715,379	—	715,379
Intangibles (net of accumulated amortization)	1,626	—	—	—	1,626	—	1,626
Other assets	41,105	—	—	—	41,105	(13,304)(h)	27,801
Deferred tax asset		—	—	125,195(i)(c)	125,195		125,195
Total assets	$3,963,570	—		$125,195	$4,088,765	$(42,456)	$4,046,309
Liabilities and members'/ stockholders' equity							
Liabilities							
Short-term borrowings	$ 72,800	—	—	—	$ 72,800	—	$ 72,800
Securities loaned	1,029,312	—	—	—	1,029,312	—	1,029,312
Securities sold under agreements to repurchase	10,883	—	—	—	10,883	—	10,883
Payables to broker-dealers and clearing organizations	530,229	—	—	—	530,229	—	530,229
Trading liabilities, at fair value:							
Financial instruments sold, not yet purchased	1,278,412	—	—	—	1,278,412	—	1,278,412
Accounts payable and accrued expenses and other liabilities .	80,921	6,619(c)	—	151,329(i)	238,869	(1,888)(b)	236,981
Senior secured credit facility . . .	507,725	—	—	—	507,725	—	507,725
Total liabilities	$3,510,282	$ 6,619	$ —	$151,329	$3,668,230	$ (1,888)	$3,666,342

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition (Continued)

As of December 31, 2013

(In thousands, except per interest and share data)	Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions involving Silver Lake Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Class A-1 redeemable membership interest(1)	250,000	(127,577)(j)	(122,423)(k)	—	—	—	—
Members' equity/stockholders' equity							
Class A-1 — Authorized and Issued — 1,964,826 interests, Outstanding — 1,964,826 interests at December 31, 2013	19,648	(19,648)(j)	—	—	—	—	—
Class A-2 — Authorized and Issued — 100,627,010 interests, Outstanding — 99,459,345 interests at December 31, 2013	256,340	(256,340)(j)	—	—	—	—	—
Class A common stock (par value, $0.00001), 1,000,000,000 shares authorized and 27,732,808 shares outstanding	—	—	—(k)	—	—	—(f)	—
Class B common stock (par value, $0.00001), 175,000,000 shares authorized and 0 shares outstanding	—	—	—	—	—	—	—
Class C common stock (par value, $0.00001), 90,000,000 shares authorized and 30,288,918 shares outstanding	—	—(j)	—	—	—	—(j)	—
Class D common stock (par value, $0.00001), 175,000,000 shares authorized and 80,099,355 shares outstanding	—	1(j)	—	—	1	—	1
Additional paid-in capital	—	17,253(d)	122,423(k)	(19,367)(i)	120,309	(13,235)(h)	107,074
Accumulated deficit	(74,027)	67,408(c)	—	(6,767)(c)	(13,386)	(18,724)(a)(b)	(32,110)
Accumulated comprehensive income	1,327	—	—	—	1,327	—	1,327
Non-controlling interest	—	312,284(d)(j)	—	—	312,284	(8,609)(d)	303,675
Total members' equity/ stockholders' equity	$ 203,288	$120,958	$122,423	$(26,134)	$ 420,535	$(40,568)	$ 379,967
Total liabilities, redeemable membership interest and members' equity	$3,963,570	$ —	$ —	$125,195	$4,088,765	$(42,456)	$4,046,309

(1) The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(a)   Reflects $12.7 million and $5.7 million of expected recurring compensation expenses in respect of the time based vesting of (i) pre-IPO Class B interests in Virtu Financial vesting upon the consummation of this offering and ii) stock options granted in connection with this offering, respectively. The remaining unvested amounts of $21.4 million and $17.0 million, respectively, will vest over a weighted average time period of 1.7 and 3 years, respectively. The related impact to accumulated deficit reflects the portion of the $12.7 recurring expenses attributable to controlling interests, as well as the cumulative impact of prior expense related to the vested portion of Class B interests in the amount of $16.6 million.

(b)   Reflects a 0.50% per annum reduction in the interest rate applicable to the outstanding term loan balance under our senior secured credit facility upon the consummation of this offering.

(c)   Represents the current income tax expense for the period and the deferred income tax expense for the period based on an estimated income tax rate of 35.5%, determined based on the U.S. federal income tax rate applicable to corporations, less an amount attributable to noncontrolling interest, plus any state, local and foreign taxes, net of federal tax benefit. Additional current income tax expense on our 20.1% interest in Virtu Financial would be $5.4 million for the year ended December 31, 2013. Additional deferred income tax expense and reduction of deferred tax asset of $6.8 million for the year ended December 31, 2013, is the result of the amortization of the deferred tax asset of $132.0 million, arising from the acquisition of our interest in Virtu Financial and will be amortized over 15 years (see (j)).

(d)   Represents the portion of the stockholder's equity owned by the current members of Virtu Financial after the reorganization transactions and this offering. The amount of net income attributable to the non-controlling interest and the portion of stockholder's equity is based on the non-controlling interest of 79.9%.

(e)   The weighted average number of shares underlying the basic earnings per share calculation reflects only the 27,732,808 shares of Class A common stock outstanding after the offering as they are the only outstanding shares which participate in the economics of Virtu Financial, Inc. The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the 27,732,808 shares of Class A common stock outstanding after the offering but does not include the conversion of the Class A common stock options as they were deemed to have an anti-dilutive impact at this time. Additionally, the conversion of Class C and Class D common shares would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion.

(f)   The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of 20,973,675 shares of Class A common stock at a price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

- Sources:
    - $356.6 million gross cash proceeds to us from the offering of Class A common stock.
- Uses:
    - we will use $25.0 million to pay underwriting discounts and commissions;
    - we will contribute $46.5 million to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we

71

may reduce such contribution amount by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Virtu Financial, without reducing the number of Virtu Financial Units we receive);

- we will use $87.4 million to purchase Class A common stock from the Silver Lake Post-IPO Stockholder at a net price equal to the price paid by the underwriters for shares of our Class A common stock; and

- we will use $197.7 million to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management, at a net price equal to the price paid by the underwriters for shares of our Class A common stock.

(g) Reflects anticipated distributions, prior to the consummation of this offering, to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, of operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2014 and ending on March 31, 2014, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution will be for an aggregate amount of approximately $75.7 million and will be funded from cash on hand.

(h) Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds from offering of Class A common stock	$ 356,552
Payment of underwriting discounts and commissions in connection with this offering	(24,959)
Purchase of Class A common stock from Silver Lake Post-IPO Stockholder	(87,432)
Purchase of Virtu Financial Units and shares of Class C common stock from certain Virtu Post-IPO Members	(197,661)
Anticipated distribution to certain Virtu Pre-IPO Members	(75,652)
Vesting of pre-IPO Class B interests in Virtu Financial upon the consummation of this offering	29,221
Reclassification of costs incurred in this offering from other assets to additional paid-in capital	(13,304)
	$ (13,235)

(i) Reflects adjustment to give effect to $132.0 million of amortizable tax basis related to amounts recognized as taxable income by the current sellers of Virtu Financial. In addition, in connection with the merger of Silver Lake Corp with Virtu Merger Sub, Virtu Merger Sub will succeed to Silver Lake Corp's remaining tax basis that similarly arose on account of taxable income recognized by past sellers of Virtu Financial. The total tax benefit expected in connection with the amortization of this tax basis is approximately $178.0 million, which is amortized over 15 years pursuant to Section 197 of the Internal Revenue Code (the "Code"). We have entered into an agreement with the Virtu Pre-IPO Members to pay them 85% of the tax savings (or $151.3 million) as the tax reduction is realized by us and the obligation to make those payments has been recognized as a liability (referred to as "TRA liability") and is included in accounts payable, accrued expenses and other liabilities in our pro forma

condensed consolidated statement of financial condition. While the total tax benefit is $178.0 million, the amount that can be recognized as a deferred tax asset is a lesser amount due to the Madison Tyler Transactions that resulted in the recognition of goodwill for financial reporting purposes that had no corresponding tax basis within Virtu Financial. When determining the amount to recognize as a deferred tax asset, the tax basis in the units that results in the tax benefit of $178.0 million must be compared to the financial reporting basis in Virtu Financial units, which includes this historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $132.0 million instead of the total tax benefit of $178.0 million. The $19.4 million difference between the deferred tax asset recognized and the TRA liability is recorded as a reduction in additional paid-in-capital.

(j)   Reflects adjustments to give effect to the reclassification of Class A-1 redeemable membership interests, Class A-1 membership interests and Class A-2 membership interests into 110,388,272 Virtu Financial Units and corresponding shares of Class C common stock and Class D common stock, as applicable, at par value, with the remaining value included as part of non-controlling interest.

(k)   Reflects adjustments to give effect to the merger of Silver Lake Corp with and into Virtu Merger Sub, in which we will acquire 12,289,333 Virtu Financial Units in exchange for issuing 12,289,333 shares of Class A common stock, and rights to receive payments under a tax receivable agreement, to the Silver Lake Post-IPO Stockholder.

assets and, as a result, may incur charges representing the acceleration of depreciation, amortization or contractual commitments.

Debt Issue Costs Related to Debt Refinancing.   The refinancing of our senior secured credit facility or any other indebtedness has and, may in the future result in the acceleration of debt issue costs incurred at issuance and originally scheduled to be amortized over the life of the loan.

Financing Interest Expense on Senior Secured Credit Facility.   Financing interest expense reflects interest accrued on outstanding indebtedness, under our senior secured credit facility.

Non-Controlling Interest

In connection with the reorganization transactions, we will be appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). We will hold approximately 79.9% of the outstanding Virtu Financial Units (or approximately 78.5% of the outstanding Virtu Financial Units if the underwriters exercise their option to purchase additional shares in full), and the remaining Virtu Financial Units will be held by the Virtu Post-IPO Members.

Provision for Income Taxes

Our business was historically operated through a limited liability company that was treated as a partnership for U.S. federal income tax purposes, and as such most of our income was not subject to U.S. federal and certain state income taxes. Our income tax expense for historical periods reflects taxes payable by certain of our non-U.S. subsidiaries. Prior to the completion of this offering, as a result of the reorganization transactions, we will become subject to U.S federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to the Company's controlling interest in Virtu Financial.

Future Public Company Expenses

We expect our operating expenses to increase when we become a public company following this offering. We expect our accounting, legal and personnel-related expenses and directors' and officers' insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by the rules and regulations of the SEC.

short-term access to liquidity. As of December 31, 2013, we had short-term debt outstanding of $72.8 million and long-term debt outstanding in an aggregate principal amount of $510.0 million. As of December 31, 2013, our regulatory capital requirements for domestic U.S. subsidiaries were $5.7 million, in aggregate.

The majority of our assets consist of exchange-listed marketable securities, which are marked-to-market daily, and collateralized receivables from broker-dealers and clearing organizations arising from proprietary securities transactions. Collateralized receivables consist primarily of securities borrowed, receivables from clearing houses for settlement of securities transactions and, to a lesser extent, securities purchased under agreements to resell.

We actively manage our liquidity, and we maintain significant borrowing facilities through the securities lending markets and with banks and prime brokers. We have continually received the benefit of uncommitted margin financing from our prime brokers globally. These margin facilities are secured by securities in accounts held at the prime broker. For purposes of providing additional liquidity, we maintain a committed revolving credit facility for Virtu Financial BD LLC, one of our wholly owned broker-dealer subsidiaries. See '' — Credit Facilities'' below. In addition, we expect to supplement our overall liquidity with the new revolving credit facility we intend to obtain in connection with this offering.

Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our broker-dealer revolving credit facility will be adequate to meet our future liquidity needs for more than the next twelve months. We anticipate that our primary upcoming cash and liquidity needs will be increased margin requirements from increased trading activities in markets where we currently provide liquidity and in new markets into which we expand. We manage and monitor our margin and liquidity needs on a real-time basis and can adjust our requirements both intraday and inter-day, as required. In addition, commencing with the fiscal quarter ending September 30, 2014, we intend to pay a quarterly dividend of $0.21 per share to holders of our Class A common stock.

Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on April 1, 2014 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution will be funded from cash on hand. See ''Dividend Policy.''

We expect our principal sources of future liquidity to come from cash flows provided by operating activities and financing activities we may pursue, including the new revolving credit facility described above. In addition, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will have broad discretion as to the application of $46.5 million of the net proceeds from this offering to be used for working capital and general corporate purposes. See ''Use of Proceeds.'' We may also use such net proceeds, together with cash from operations, to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Certain of our cash balances are insured by the Federal Deposit Insurance Corporation, generally up to $250,000 per account but without a cap under certain conditions. From time to time these cash balances may exceed insured limits, but we select financial institutions deemed highly creditworthy to minimize risk. We consider highly liquid investments with original maturities of less than three months when acquired to be cash equivalents.

PRINCIPAL STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

- each of our directors and executive officers;

- each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

- all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for before this offering that are set forth below are based on (i) the number of shares and Virtu Financial Units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See "Organizational Structure." The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for after this offering that are set forth below are based on (a) the number of shares and Virtu Financial Units to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use approximately $285.1 million of the net proceeds from this offering (or approximately $311.6 million if the underwriters exercise their option to purchase additional shares in full) to repurchase shares of Class A common stock from the Silver Lake Post-IPO Stockholder and Virtu Financial Units and corresponding shares of common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management. The beneficial ownership numbers and percentages for after this offering set forth below reflect this application of such net proceeds from this offering. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions — Purchases from Equityholders."

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Virtu Financial, Inc., 645 Madison Avenue, New York, New York 10022-1010.

The following table assumes the underwriters' option to purchase additional shares is not exercised:

Name and Address of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)	
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders										
Founder Post-IPO Members(4)(5)	80,099,355	59.3%	80,099,355	58.0%	80,099,355	100%	80,099,355	100%	93.6%	93.2%
Silver Lake Equityholders(6)	25,096,148	18.6%	13,802,882	10.0%	—	—	—	—	2.9%	1.6%
Virtu Employee Holdco LLC(7)	11,906,335	8.8%	10,664,912	7.7%	—	—	—	—	1.4%	1.2%
Directors and Executive Officers										
Vincent Viola(4)(5)(7)(8)	92,005,690	68.1%	90,764,267	65.7%	80,099,355	100%	80,099,355	100%	95.0%	94.5%
Douglas A. Cifu(5)(9)	3,638,568	2.7%	3,344,450	2.4%	—	—	—	—	*	*
Joseph Molluso	438,924	*	438,924	*	—	—	—	—	*	*
Christopher Concannon(5)	1,902,627	1.4%	1,617,233	1.2%	—	—	—	—	*	*
John P. Abizaid(10)	7,720	*	7,720	*	—	—	—	—	*	*
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	—	—	—	—	—	—	—	—	—	—
Richard A. (Dick) Grasso	—	—	—	*	—	—	—	—	*	*
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,720	*	7,720	*	—	—	—	—	*	*
All directors and executive officers as a group (10 persons)	98,001,249	72.5%	96,181,814	69.6%	80,099,355	100%	80,099,355	100%	95.7%	95.1%

The following table assumes the underwriters' option to purchase additional shares is exercised in full:

Name and Address of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)	
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders										
Founder Post-IPO Members(4)(5)	80,099,355	59.3%	80,099,355	56.7%	80,099,355	100%	80,099,355	100%	93.6%	93.1%
Silver Lake Equityholders(6)	25,096,148	18.6%	15,478,344	10.8%	—	—	—	—	2.9%	1.8%
Virtu Employee Holdco LLC(7)	11,906,335	8.8%	10,664,912	7.5%	—	—	—	—	1.4%	1.2%
Directors and Executive Officers										
Vincent Viola(4)(5)(7)(8)	92,005,690	68.1%	90,764,267	64.3%	80,099,355	100%	80,099,355	100%	95.0%	94.3%
Douglas A. Cifu(5)(9)	3,638,568	2.7%	3,344,450	2.4%	—	—	—	—	*	*
Joseph Molluso	438,924	*	438,924	*	—	—	—	—	*	*
Christopher Concannon(5)	1,902,627	1.4%	1,617,233	1.1%	—	—	—	—	*	*
John P. Abizaid(10)	7,720	*	7,720	*	—	—	—	—	*	*
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	—	—	—	—	—	—	—	—	—	—
Richard A. (Dick) Grasso	—	—	—	*	—	—	—	—	*	*
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,720	*	7,720	*	—	—	—	—	*	*
All directors and executive officers as a group (10 persons)	98,001,249	72.5%	96,181,814	69.6%	80,099,355	100%	80,099,355	100%	95.7%	95.0%

*   Less than 1%

(1)   Each Virtu Post-IPO Member, other than the Founder Post-IPO Members, holds Virtu Financial Units and an equal number of shares of Class C common stock. Each Virtu Post-IPO Member, other than the Founder Post-IPO Members, has the right at any time to exchange any vested Virtu Financial Units (together with a corresponding number of shares of Class C common stock) for shares of Class A common stock on a one-for-one basis. The Founder Post-IPO Members have the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis. See "Description of

Capital Stock.'' The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (i) all vested Virtu Financial Units (together with the corresponding shares of Class C common stock) have been exchanged for shares of Class A common stock, (ii) all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock and (iii) all shares of Class B common stock have been converted into shares of Class A common stock. Set forth below is a table that lists each of our directors and named executive officers who own Virtu Financial Units and corresponding shares of Class C common stock:

Name	Number of Virtu Financial Units and Shares of Class C Common Stock
Douglas A. Cifu	3,344,450
Christopher Concannon	1,617,233

(2) Prior to this offering, the Founder Post-IPO Members hold 80,099,355 Virtu Financial Units and an equal number of shares of Class D common stock. The Founder Post-IPO Members have the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into a shares of Class A common stock on a one-for-one basis. See ''Description of Capital Stock.'' The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock.

(3) Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A and Class B common stock. See ''Description of Capital Stock.''

(4) The Class B common stock owned by the Founder Post-IPO Members is comprised of: 79,511,120 shares of Class B common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class D common stock held by TJMT Holdings LLC, which is 90% owned by trusts for the benefit of family members of Mr. Viola and 10% owned by Teresa Viola, Mr. Viola's wife; and 588,235 shares of Class B common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class D common stock held by the Founder Trusts. Teresa Viola and Michael Viola, Mr. Viola's son, share dispositive control and voting control over the shares held by the Founder Post-IPO Members. Mr. Viola may be deemed to beneficially own the shares held by the Founder Post-IPO Members by virtue of his relationship with Teresa Viola.

(5) Excludes 2,635,096 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Virtu East MIP. TJMT Holdings LLC and Messrs. Cifu and Concannon are the co-managing members of Virtu East MIP and, in their capacities as co-managing members, exercise dispositive control and voting control over the shares held by Virtu East MIP. TJMT Holdings LLC and Messrs. Cifu and Concannon disclaim beneficial ownership in such shares except to the extent of their respective pecuniary interests therein.

(6) The Class A common stock owned by the Silver Lake Equityholders is comprised of: 6,759,133 shares of Class A common stock held by SLP III EW Feeder I, L.P., the general partner of which is Silver Lake Technology Associates III, L.P. (''Silver Lake Technology''); 59,904 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Technology Investors III, L.P, the general partner of which is Silver Lake Technology; 104,488 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Technology, the general partner of which is SLTA III (GP), L.L.C. (''GP''); and 6,879,356 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Partners III DE (AIV III), L.P., the general partner of which is Silver Lake Technology. Silver Lake Group, L.L.C. (''Silver Lake'') is the sole member of GP. Silver Lake Technology, GP and Silver Lake may be deemed to share beneficial ownership of the shares held by the Silver Lake Equityholders, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address of each of the Silver Lake Equityholders is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(7) Mr. Viola is the manager of Virtu Employee Holdco and exercises dispositive control and voting control over the shares held by Virtu Employee Holdco. Mr. Viola disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(8) Includes shares held by Virtu Employee Holdco.

(9) The Class A common stock owned by Mr. Cifu is comprised of: 2,587,443 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Mr. Cifu; and 757,007 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by a trust for the benefit of the Cifu Family (the ''Cifu Family Trust''). Melissa B. Lautenberg, Mr. Cifu's wife, and Dr. Mitchel A. Lautenberg, Ms. Lautenberg's brother, share dispositive control and voting control over the shares held by the Cifu Family Trust. Mr. Cifu may be deemed to beneficially own the shares held by the Cifu Family Trust by virtue of his relationship with Ms. Lautenberg.

(10) Consists of shares held by Virtu Employee Holdco on behalf of Mr. Abizaid.

(11) Consists of shares held by Virtu Employee Holdco on behalf of Mr. Sandner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Virtu Financial, Virtu Merger Sub and each of the Virtu Post-IPO Members, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members and the Management Vehicles, which will affect the reorganization transactions. See "Organizational Structure" for more information.

The table below sets forth the consideration in Virtu Financial Units, Class A common stock, Class B common stock, Class C common stock and Class D common stock to be received by our 5% equityholders, directors and executive officers in the reorganization transactions, based on an assumed public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Virtu Financial Units to Be Issued in the Reorganization Transactions	Class A Common Stock to Be Issued in the Reorganization Transactions	Class B Common Stock to Be Issued in the Reorganization Transactions	Class C Common Stock to Be Issued in the Reorganization Transactions	Class D Common Stock to Be Issued in the Reorganization Transactions
TJMT Holdings LLC . . .	79,511,120	—	—	—	79,511,120
Founder Trusts	588,235	—	—	—	588,235
SLP III EW Feeder I, L.P.	—	12,289,333	—	—	—
Silver Lake Technology Associates III, L.P. . . .	189,978	—	—	189,978	—
Silver Lake Partners III DE (AIV III), L.P.	12,507,920	—	—	12,507,920	—
Silver Lake Technology Investors III, L.P.	108,917	—	—	108,917	—
Virtu Employee Holdco LLC	11,906,335	—	—	11,906,335	—
Vincent Viola	—	—	—	—	—
Douglas A. Cifu	3,638,567	—	—	3,638,567	—
Joseph Molluso	438,924	—	—	438,924	—
Christopher Concannon .	1,902,627	—	—	1,902,627	—
John P. Abizaid	7,720	—	—	7,720	—
Michael Bingle	—	—	—	—	—
William F. Cruger, Jr. . . .	—	—	—	—	—
Richard A. (Dick) Grasso	—	—	—	—	—
Joseph Osnoss	—	—	—	—	—
John F. (Jack) Sandner .	7,720	—	—	7,720	—

The consideration set forth above and otherwise to be received in the reorganization transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Purchases from Equityholders

Immediately following this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, we will use approximately $285.1 million of our net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock to be purchased as a result of such exercise to be purchased from the Silver Lake Equityholders).

The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is not exercised	Cash proceeds ($)
Silver Lake Partners III DE (AIV III), L.P	5,628,564	88,987,597
SLP III EW Feeder I, L.P. . . .	5,530,200	87,432,462
Silver Lake Technology Associates III, L.P	85,490	1,351,597
Silver Lake Technology Investors III, L.P	49,013	774,896
Virtu Employee Holdco LLC .	1,241,423	19,626,898
Douglas A. Cifu	227,545	3,597,486
Cifu 2011 Family Trust	66,573	1,052,519
Christopher Concannon	285,394	4,512,079

The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is exercised in full:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is exercised in full	Cash proceeds ($)
Silver Lake Partners III DE (AIV III), L.P	6,463,615	102,189,753
SLP III EW Feeder I, L.P. . . .	6,350,657	100,403,887
Silver Lake Technology Associates III, L.P	98,173	1,552,115
Silver Lake Technology Investors III, L.P	56,284	889,850
Virtu Employee Holdco LLC .	1,241,423	19,626,898
Douglas A. Cifu	227,545	3,597,486
Cifu 2011 Family Trust	66,573	1,052,519
Christopher Concannon	285,394	4,512,079

If the underwriters exercise their option to purchase additional shares in part, we may, at the option of the Silver Lake Equityholders, use some or all of the net proceeds from such exercise to purchase shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Equityholders.

Upon consummation of this offering, subject to the equity retention agreements described below under '' — Unit Vesting, Equity Retention and Restrictive Covenant Agreements,'' each equity restricted employee (as defined below) may sell to us up to 15% of his or her pre-IPO equity (as defined below) to the extent such pre-IPO equity has vested and subject to the lockups contained

In addition, pursuant to a letter agreement to be entered into prior to the consummation of this offering, for so long as any Silver Lake Equityholders hold equity interests in us, none of the Founder Post-IPO Members, the Management Vehicles, Messrs. Cifu and Concannon, the Cifu Family Trust or certain members of management will be permitted to be released from the 180-day underwriter lock-up in connection with this offering without the consent of the Silver Lake Equityholders.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the ''Registration Rights Agreement'') with each of the Virtu Post-IPO Members, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members, the Silver Lake Post-IPO Stockholder and the Management Vehicles.

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Founder Post-IPO Members and the Silver Lake Equityholders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $50 million. Under the Registration Rights Agreement, we will not be obligated to effectuate more than seven demand registrations for the Founder Post-IPO Members or more than three demand registrations for the Silver Lake Post-IPO Members. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, the Founder Post-IPO Members and the Silver Lake Equityholders have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If the Founder Post-IPO Members or the Silver Lake Equityholders make a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares going first to the Founder Post-IPO Members and the Silver Lake Equityholders on a pro rata basis (provided that for one year after the completion of this offering, such priority will be allocated 75% to the Silver Lake Equityholders and 25% to the Founder Post-IPO Member until either the Silver Lake Equityholders, on the one hand, or the Founder Post-IPO Members, on the other hand, have included all their securities sought to be included in such registration), second to the other parties with piggyback registration rights under the Registration Rights Agreement and third to other persons with a contractual right to include securities in the registration. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to the Founder Post-IPO Members and the Silver Lake Equityholders, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

In addition, we will undertake in the Registration Rights Agreement to file a registration statement as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act and to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable and to remain effective in order to register the shares of Class A common stock issuable upon the exchange of Virtu Financial Units, together with shares of Class C common stock, by the Management Vehicles, certain other Virtu Post-IPO Members, including Messrs. Cifu and

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases will aggregate to approximately $151.3 million and range from approximately $5.8 million to $13.7 million per year over the next 15 years (or approximately $157.5 million in the aggregate, ranging from approximately $6.0 million to $14.3 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreements will provide that in the case of a change in control of the Company, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 175,000,000 shares of Class B common stock, par value $0.00001 per share, 90,000,000 shares of Class C common stock, par value $0.00001 per share, 175,000,000 shares of Class D common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.

Immediately following the reorganization transactions, we will have approximately one holder of record of our Class A common stock, no holders of record of our Class B common stock, 17 holders of record of our Class C common stock, one holder of record of our Class D common stock and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), 12,289,333 shares of our Class A common stock will be issued and outstanding, no shares of our Class B common stock will be issued and outstanding, 42,791,216 shares of our Class C common stock will be issued and outstanding, 80,099,355 shares of our Class D common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. In addition, we expect to issue stock options and restricted stock units with respect to an aggregate amount of 8,551,000 shares of Class A common stock in connection with this offering under the 2014 Management Incentive Plan. See ''Executive Compensation—2014 Management Incentive Plan.''

After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to have 27,732,808 shares of our Class A common stock outstanding (or 30,058,402 shares if the underwriters' option to purchase additional shares is exercised in full), no shares of our Class B common stock outstanding, 30,288,917 shares of our Class C common stock outstanding (or 29,433,912 shares if the underwriters' option to purchase additional shares is exercised in full), 80,099,355 shares of our Class D common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting

The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.

Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon the

completion of this offering, the Founder Post-IPO Members will control approximately 93.2% of the combined voting power of our common stock (or 93.1% if the underwriters' option to purchase additional shares is exercised in full) as a result of their ownership of our Class D common stock. Accordingly, the Founder Post-IPO Members will control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Post-IPO Members will continue to have such control as long as they own at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Members, even if such events are in the best interests of minority stockholders.

Dividends

The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

The holders of our Class C common stock and Class D common stock will not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.

Merger, Consolidation, Tender or Exchange Offer

The holders of Class B common stock and Class D common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than ten times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Conversion, Transferability and Exchange

Our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and each share of our Class D common stock is convertible at any time, at

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See "Risk Factors — Risks Related to this Offering and Our Class A Common Stock — Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

Upon the consummation of this offering, we will have 27,732,808 shares of Class A common stock (or 30,058,402 shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding 8,551,000 shares of Class A common stock underlying outstanding options or restricted stock units. Of these shares, the 20,268,643 shares sold in this offering (or 23,308,939 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately 6,759,133 of our outstanding shares of Class A common stock (or 5,938,676 shares if the underwriters' exercise their option to purchase additional shares in full) will be deemed "restricted securities," as that term is defined under Rule 144, and would also be subject to the "lock-up" period noted below.

In addition, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon consummation of the offering, the Virtu Post-IPO Members will own an aggregate of 110,388,272 Virtu Financial Units and 110,388,272 shares of our Class C common stock and Class D common stock (or 109,533,267 Virtu Financial Units and 109,533,267 shares of Class C common stock and Class D common stock if the underwriters' exercise their option to purchase additional shares in full). Pursuant to the terms of the Exchange Agreement, the Founder Post-IPO Members could from time to time exchange their Virtu Financial Units (and corresponding shares of Class D common stock) for shares of our Class B common stock on a one-for-one basis, and the other Virtu Post-IPO Members could from time to time exchange their Virtu Financial Units (and corresponding shares of our Class C common stock) for shares of our Class A common stock on a one-for-one basis. In addition, our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of our Class A common stock issuable to the Virtu Post-IPO Members upon an exchange of Virtu Financial Units (and corresponding shares of our Class C common stock) or upon conversion of shares of Class B common stock would be considered "restricted securities," as that term is defined under Rule 144 and would also be subject to the "lock-up" period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 112,163,928 shares of our Class A common stock (or 110,488,465 shares

if the underwriters exercise their option to purchase additional shares in full) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter ''lock-up'' period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register approximately 11,000,000 shares of Class A common stock reserved for issuance or sale under our 2014 Management Incentive Plan. We expect to grant options to purchase 8,551,000 shares of our Class A common stock under our 2014 Management Incentive Plan in connection with this offering. Shares issued upon the exercise of stock options that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and equity retention agreements described below.

Lock-Up Agreements

Our executive officers, directors, the Founder Post-IPO Members, the Silver Lake Equityholders and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) subject to certain exceptions.

As described under ''Underwriting — Directed Share Program,'' any participants in the directed share program shall be subject to a 180-day lock-up. This lock-up will have similar restrictions and exceptions as the lock-up agreement described above. Any shares sold in the directed share program to our executive officers, directors, the Founder Post-IPO Members, the Silver Lake Equityholders and certain of our other stockholders shall be subject to the lock-up agreement described above.

Immediately following the consummation of this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders subject to lock-up agreements will hold 110,388,272 shares of our Class A common stock (assuming the Virtu Post-IPO Members exchange all their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D

common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, and the conversion of all Class B common stock into Class A common stock), representing approximately 79.9% of our then-outstanding shares of Class A common stock (or 109,533,267 shares of Class A common stock, representing approximately 78.5% of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of Class A common stock and issue shares of Class A common stock upon the exercise of outstanding options under our Existing Equity Incentive Plan, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Equity Retention Agreements

In connection with the reorganization transactions and this offering, we intend to enter into the equity retention agreements with the equity restricted employees, including Messrs. Viola, Cifu, Concannon and Molluso, pursuant to which each equity restricted employee may:

- upon the consummation of this offering, sell to us pre-IPO equity representing up to 15% of his or her pre-IPO equity (calculated based on the amount of pre-IPO equity that would be owned assuming an initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), to the extent such pre-IPO equity has vested;

- on and after the first anniversary of the consummation of this offering, sell up to a cumulative 30% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the second anniversary of the consummation of this offering, sell up to a cumulative 45% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the third anniversary of the consummation of this offering, sell up to a cumulative 60% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fourth anniversary of the consummation of this offering, sell up to a cumulative 75% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fifth anniversary of the consummation of this offering, sell up to a cumulative 90% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested; and

- on and after the sixth anniversary of the consummation of this offering, sell any of his or her remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

For more information, see ''Certain Relationships and Related Party Transactions — Unit Vesting, Equity Retention and Restrictive Covenant Agreements.''

Registration Rights

Our Registration Rights Agreement grants registration rights to the Founder Post-IPO Members, the Silver Lake Equityholders and the other Virtu Post-IPO Members. For more information, see ''Certain Relationships and Related Party Transactions — Registration Rights Agreement.''

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Sandler O'Neill & Partners, L.P. are the representatives of the underwriters. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Sandler O'Neill & Partners, L.P., Barclays Capital Inc., BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as joint bookrunners for this offering.

Underwriters	Number of Shares
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Sandler O'Neill & Partners, L.P.	
Barclays Capital Inc.	
BMO Capital Markets Corp.	
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
UBS Securities LLC	
Evercore Group L.L.C.	
Academy Securities, Inc.	
CIBC World Markets Corp.	
Mizuho Securities USA Inc.	
Rosenblatt Securities Inc.	
Total	20,973,675

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option to purchase additional shares described below, unless and until such option is exercised.

The underwriters have an option to purchase up to an additional 3,146,051 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days after the consummation of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting Discounts and Commissions Paid By Us	No Exercise of Option	Full Exercise of Option
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the

Directed Share Program

At our request, the underwriters have reserved up to 5.0% of the Class A common stock being offered for sale in this offering at the initial public offering price to our directors, officers, employees, consultants, team members and other individuals associated with us and members of their respective families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. Such lock-up will have similar restrictions and exceptions to the lock-up entered into by executive officers, directors, the Founder Post-IPO Members, the Silver Lake Equityholders and certain of our other stockholders as described under ''Shares Available for Future Sale — Lock-Up Agreements.'' Any shares sold in the directed share program to our executive officers, directors, the Founder Post-IPO Members, the Silver Lake Equityholders and certain of our other stockholders shall also be subject to the 180-day lock-up agreement described under ''Shares Available for Future Sale — Lock-Up Agreements.''

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ''professional investors'' within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ''prospectus'' within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ''professional investors'' within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ''SFA''), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares,

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Financial Condition
as of December 31, 2013 and 2012

(in thousands except interest data)	Unaudited Pro Forma As of December 31, 2013 (Note 1)	As of December 31, 2013	As of December 31, 2012
Assets			
Cash and cash equivalents		$ 66,010	$ 39,978
Securities borrowed		708,103	429,319
Securities purchased under agreements to resell		162,608	70,082
Receivables from broker-dealers and clearing organizations		427,741	366,143
Trading assets, at fair value:			
Financial instruments owned		1,388,234	1,160,746
Financial instruments owned and pledged		415,179	351,819
Property, equipment and capitalized software (net of accumulated depreciation)		37,585	31,459
Goodwill		715,379	715,379
Intangibles (net of accumulated amortization)		1,626	2,637
Other assets ($7,318 and $5,148, at fair value, as of December 31, 2013 and 2012, respectively)		41,105	41,385
Total assets	$3,963,570	$3,963,570	$3,208,947
Liabilities, redeemable membership interest and members' equity			
Liabilities			
Short-term borrowings		$ 72,800	$ 80,000
Securities loaned		1,029,312	737,328
Securities sold under agreements to repurchase		10,883	14,934
Payables to broker-dealers and clearing organizations . .		530,229	252,508
Trading liabilities, at fair value:			
Financial instruments sold, not yet purchased		1,278,412	1,097,460
Accounts payable and accrued expenses and other liabilities	156,573	80,921	80,173
Senior secured credit facility		507,725	256,309
Total liabilities	$3,585,934	$3,510,282	$2,518,712
Class A-1 redeemable membership interest		250,000	250,000
Members' equity			
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at December 31, 2013 and 2012 . .		19,648	19,648
Class A-2 — Authorized and Issued — 100,627,010 and 98,403,196 interests, Outstanding — 99,459,345 and 97,323,850 interests at December 31, 2013 and 2012 . .		256,340	488,989
Accumulated deficit	(149,679)	(74,027)	(68,347)
Accumulated other comprehensive income (loss)		1,327	(55)
Total members' equity	$ 127,636	$ 203,288	$ 440,235
Total liabilities, redeemable membership interest and members' equity	$3,963,570	$3,963,570	$3,208,947

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

Virtu Financial LLC ("VF" or, collectively with its wholly owned subsidiaries, the "Company") was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC ("MTH"), an electronic trading firm and market maker. In connection with the reorganization, the members of VF's predecessor entity, Virtu Financial Operating LLC ("VFO"), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in VF and the members of MTH exchanged their interests in MTH for cash and/or interests in VF. VF's principal subsidiaries include Virtu Financial BD LLC ("VFBD"), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC ("VFCM"), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange ("NYSE") and the NYSE MKT (formerly NYSE Amex) and other proprietary trading firms, including Virtu Financial Global Markets LLC ("VFGM"), Virtu Financial Ireland Limited ("VFIL"), incorporated in Ireland, Virtu Financial Asia Pty Ltd ("VFAP"), incorporated in Australia, and Virtu Financial Singapore Pte. Ltd. ("VFSing"), incorporated in Singapore. VFCM became a designated market maker ("DMM") in connection with its acquisition of certain assets of Cohen Capital Group LLC ("CCG") on December 9, 2011.

The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

Pro Forma Impact of Distributions in Connection with Initial Public Offering (unaudited)

The Company made tax and profit distributions to its members of $21.7 million and $3.3 million, respectively, during January 2014 in respect of the fiscal period from October 1, 2013 through December 31, 2013. Additionally, prior to the consummation of Virtu Financial, Inc.'s initial public offering, the Company intends to make further tax and profit distributions of $30.7 million and $20.0 million, respectively, to its members. These distributions are expected to be funded with cash on hand.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Basic and diluted earnings per share are not presented since the ownership structure of the Company does not include a common unit of ownership.

Principles of Consolidation

The consolidated financial statements include the accounts of VF and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

20,973,675 Shares

Virtu Financial, Inc.

Class A Common Stock



Goldman, Sachs & Co.   J.P. Morgan   Sandler O'Neill + Partners, L.P.

Barclays   BMO Capital Markets   Citigroup   Credit Suisse   UBS Investment Bank

Evercore

Academy Securities   CIBC   Mizuho Securities   Rosenblatt Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$ 55,920
NASDAQ listing fee	125,000
FINRA filing fee	65,625
Printing expenses	550,000
Accounting fees and expenses	5,020,000
Legal fees and expenses	4,215,000
Transfer agent fees and expenses	6,000
Miscellaneous	3,350,000
Total	$13,387,545

Item 14.   Indemnification of Directors and Officers.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary